# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Copper Property CTL Pass Through Trust, CIK 0001837671
CUSIP: 217519107
Title of class of securities: Trust Certificates
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, New Jersey (NJ), 07311
Date of event which requires filing of this statement: 10/08/2025
Filed by CIK 0001885852
Persons authorized to receive notices and communications: Alyssa Petrenko, 680 Washington Boulevard, Seventh Floor, Stamford, Connecticut (CT), 06901, (203) 569-4000

## Reporting persons
- HABER SPENCER B (CIK 0001885852): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,266,536; sole dispositive power 0; shared dispositive power 29,266,536; aggregate amount beneficially owned 29,266,536 (39% of the class)

## Item 1. Security and Issuer
Title of class of securities: Trust Certificates
Name of issuer: Copper Property CTL Pass Through Trust
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, New Jersey (NJ), 07311
Comment: This Amendment No.1 to Statement on Schedule 13D (as amended, this "Schedule 13D") relates to Trust Certificates, no par value (the "Trust Certificates"), of Copper Property CTL Pass Through Trust, a New York common law trust (the "Issuer"), and is filed by the Reporting Person to amend and supplement the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on October 1, 2021.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Spencer B. Haber (the "Reporting Person"). The Trust Certificates of which the Reporting Person may be deemed to have beneficial ownership are owned by the following persons (each, an "Other Reporting Person"): Byway 1 Corp., Pondfield 4 Corp. and Beechwood 6 Corp. The Reporting Person is the managing member of the general partner or investment manager of each of the foregoing entities' affiliated investment funds.
Residence or business address: The address of the Reporting Person's principal office is 680 Washington Boulevard, Seventh Floor, Stamford, CT 06901.
Present principal occupation or employment: The Reporting Person's principal occupation is to serve in a management capacity with the Reporting Person's affiliated investment manager.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 5 of this Schedule 13D is incorporated herein by reference. Each Other Reporting Person initially acquired the Trust Certificates as of January 30, 2021, by distribution by the Issuer in connection with a Plan of Reorganization under the U.S. Bankruptcy Code of Old Copper Company, Inc.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 2, 3 and 6 of this Schedule 13D is incorporated herein by reference.

Each Other Reporting Person holds the Trust Certificates for investment purposes. The Reporting Person and/or the Other Reporting Persons intend to review on a continuing basis the investments in the Issuer by each of the Other Reporting Persons. Each Other Reporting Person may seek to sell or otherwise dispose of some or all of the Issuer's securities from time to time, and/or may seek to acquire additional securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise.

Any acquisition or disposition of Issuer securities that each Other Reporting Person may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Other Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Other Reporting Person or by the Reporting Person.

The Reporting Person and/or the Other Reporting Persons intend to assess the merits, limitations and risks of the announced pending sale transaction for the Trust's portfolio of remaining properties pursuant to the Purchase and Sale Agreement referenced in the Trust's Current Report on Form 8K filed September 8, 2025, as amended as of such date (the "PSA"), and to consider alternatives thereto. The Reporting Person and/or each Other Reporting Person may take such other actions with respect to such Other Reporting Person's investment in the Issuer as it or they may deem appropriate including, without limitation, continuing to engage in communications with, and sharing ideas, perspectives and feedback with the Issuer (including through the manager or trustee of the Issuer), its or their respective representatives, other holders or prospective holders of Trust Certificates, material contract counterparties, industry participants, financing sources and/or other relevant third parties, in each case regarding the Issuer and its business, properties, operations, management, capitalization, corporate structure and/or financing alternatives.

On October 6, 2025, each Other Reporting Person (on its own behalf and as holder of Issuer securities) delivered a written direction to the Trustee under Section 1.04, Section 6.09(b) and Section 9.02(a) of the Trust Agreement, directing the Trustee as follows: (i) not to, and to direct the Manager not to, amend, modify, supplement or waive any provision of the PSA (including, without limitation, any such amendment, modification or supplement that would reduce the amount of, or change the form of, the consideration to be received by the Trust) or otherwise agree to any of the foregoing without the consent of Majority Certificateholders; (ii) not to, and to direct the Manager not to: (1) extend, or permit any extension of, any closing date for the sale contemplated in the PSA; (2) further extend any closing date beyond the earliest date on which the Trust is currently entitled to terminate the PSA pursuant to its terms; or (3) take any other action that would have the effect of further delaying the closing under the PSA, in all cases without the consent of Majority Certificateholders; and (iii) to take any other action necessary or appropriate under the Trust Transaction Documentation to give effect to the preceding clauses (i) and (ii), including, without limitation, effecting any necessary or appropriate amendment, supplement or modification to such documents. Capitalized terms not otherwise defined in this Item 4 have the meaning assigned thereto in the Amended and Restated Pass Through Trust Agreement of the Trust, dated as of January 30, 2021, as amended.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans. Notwithstanding the foregoing, no disclosure under this Item 4 should be construed as an intent, or reservation of right, to engage in a control transaction, or any contested solicitation for the election of directors.

The Reporting Person does not seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for any Trust security holder, and is not requesting or accepting any form of revocation, abstention, consent or authorization from any security holder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: In the aggregate, the Other Reporting Persons collectively directly own 29,266,536 Trust Certificates, or 39.02% of the Trust Certificates outstanding as of June 30, 2025, based on the Issuer's Form 10-Q filed on August 8, 2025. The Reporting Person may be deemed to indirectly control each of the Other Reporting Persons and thereby have beneficial ownership of the Trust Certificates directly owned by each Other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to have shared voting and dispositive power with respect to the Trust Certificates directly owned by each Other Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Trust Certificates referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose. The filing of this statement should not be construed to be an admission that the Reporting Person or each Other Reporting Person are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Exchange Act.
Transactions in the class effected during the past sixty days:
On September 9, 2025, an investment fund affiliated with each Other Reporting Person made an open market sale through a broker-dealer of 45,144 Trust Certificates for a price per Certificate of $12.43 and aggregate sale proceeds of $561,140. The sale transaction represents 100% of the Trust Certificates owned by such investment fund, and was completed as part of the winddown of such investment fund in the final period of its lifecycle.

Except for the foregoing, the Reporting Person has not effected any transaction in the Trust Certificates in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than each of the Other Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by each Other Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Each Other Reporting Person has rights under a Registration Rights and Resale Cooperation Agreement, dated as of January 30, 2021 (which is incorporated by reference to Exhibit 4.1 to the Issuer's Amendment No.1 to Registration Statement on Form 10-12G filed on February 5, 2021).

The description of the agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is incorporated by reference herein.

## Signatures
- HABER SPENCER B: Spencer B Haber, Authorized Signatory (10/08/2025)